CTDC Management Interviewed by CNBC

Hong Kong — October 22, 2010 — China Technology Development Group Corporation (“CTDC”, the “Company” or “we”; NASDAQ: CTDC), a growing clean energy group based in China to provide solar energy products and solutions, announced today that Mr. Guo Tairan, Chief Business Development Officer and Vice President of the Company, was interviewed by CNBC in Hong Kong on October 21, 2010 and talked about CTDC’s development strategies, expansion plans and market prospect of solar energy industry.

For more information about the interview video, please visit the website at http://www.cnbc.com/id/15840232?video=1620889219&play=1

About China Technology Development Group Corporation (NASDAQ: CTDC)
Established in 1995, CTDC has been listed on The US Nasdaq Stock Market since 1996. CTDC is a growing clean energy group in China, which provides solar energy products and solutions. CTDC‘s major shareholder is China Merchants Group, a state-owned conglomerate in China (http://www.cmhk.com).
For more information, please visit www.chinactdc.com

Forward-Looking Statement:
Certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our product volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Because these forward-looking statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include the risk factors specified on our annual report on Form 20-F for the year ended December 31, 2009 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. CTDC does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.